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                             ARTICLES OF AMENDMENT

                      TO THE ARTICLES OF INCORPORATION

                      OF HOUSTON INTERWEB DESIGN, INC.

     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation which authorizes blank check preferred stock.

                                     ARTICLE ONE

     The name of the Corporation is Houston InterWeb Design, Inc.

     The following amendments to the Articles of Incorporation were adopted by the shareholders of the corporation on September 2, 1998.

     The amendment alters Article IV Section 4.1 of the Articles of Incorporation to read as follows:

     The total number of shares of stock that the Corporation shall have authority to issue is 55,000,000, consisting of 50,000,000 shares of common stock, no par value ("Common Stock"), and 5,000,000 shares of preferred stock par value $.01 per share ("Preferred Stock").

     Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation ("Board of Directors") prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the capital stock of the corporation entitled to vote generally in the election of the directors (the "Voting Stock"), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

     The amendment alters Article IV Section 4.1 of the Articles of Incorporation to read as follows:

     Each stockholder shall have one vote for every share of Common Stock registered in his name on the record date of the meeting.

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     The amendments were adopted by the majority shareholders, who voted
13,183,500 shares in favor of the adoption out of 15,279,000 shares outstanding and entitled to vote on September 2, 1998.

      Dated: September 2, 1998.

                                   By: /s/ Harry L. White
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                                      Harry L. White,
                                      President of Houston InterWeb Design, Inc.